[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

212-474-1024

The Fresh Market, Inc.

Registration Statement on Form S-1

File No. 333-166473

June 4, 2010

Dear Mr. Owings:

The Fresh Market, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-166473) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated May 27, 2010 (the “Comment Letter”), relating to the Registration Statement. In addition, Amendment No. 1 updates the financial statements and related disclosure in the Registration Statement for the three months ended March 28, 2010.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.

Four clean copies of Amendment No. 1, and four copies that are marked to show changes from the originally filed Registration Statement, together with the supplemental Annexes described in this letter, are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

FORM S-1

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. In this regard, please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please refer to Item 501(b) of Regulation S-K and include this information prior to any distribution of the preliminary prospectus. Also, please allow us sufficient time to review your complete disclosure prior to any request for effectiveness. Please note that we may have additional comments once we have reviewed that information.

The Company acknowledges the Staff’s comment and confirms that it will provide the omitted information in a future pre-effective amendment when such information is known. The Company confirms that such information will be included prior to any distribution of the preliminary prospectus and that it will allow the Staff sufficient time to review the Company’s complete disclosure prior to any request for effectiveness.

2.	Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

The Company confirms that, prior to the effectiveness of the Registration Statement, it will have a representative of the Financial Industry Regulatory Authority (“FINRA”) contact the Staff to confirm that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

3.	Prior to the effectiveness of the registration statement, please have a representative of the NASDAQ Global Market call us to confirm that your common stock has been approved for listing.

The Company confirms that, prior to the effectiveness of the Registration Statement, it will have a representative of The NASDAQ Stock Market contact the Staff to confirm that the Company’s common stock has been approved for listing.

4.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

The Company has included in Amendment No. 1 all pictures, graphics and artwork that will be used in the prospectus.

Prospectus Summary, page 1

5.	We note your indication at the outset of this discussion that “[t]his summary is not complete and does not contain all of the information you should consider before investing in our common stock.” Please revise this paragraph and include any information necessary to make clear that the summary is a brief overview of the key aspects of the offering.

The Company has revised its disclosure on page 1 of Amendment No. 1 to clarify that the summary is a brief overview of the key aspects of the offering.

6.	Please also delete the second paragraph since the referenced terms are clear from their context.

The Company has deleted this paragraph from page 1 of Amendment No. 1.

7.	Further, please note that the summary is intended to provide only a brief overview of the key aspects of the offering. Currently, your summary is too long and repeats much of the information more appropriately discussed elsewhere in your document, including information found in your Risk Factors and Business sections. Please refer to Instruction to Item 503(a) of Regulation S-K.

The Company has revised its disclosure on pages 1 through 4 of Amendment No. 1 to provide only a brief overview of the key aspects of the offering and to avoid lengthy and repetitive disclosure.

Our Competitive Strengths, page 2

8.	Please balance the discussion of your strengths with any weaknesses or challenges that you face. Please also apply this comment to your competitive strength discussion located in your “Business” section.

The Company has revised its disclosure on page 3 of Amendment No. 1 to disclose, in addition to its competitive strengths and growth strategies, that its business is subject to risks and uncertainties. The Company has also revised its disclosure on page 50 of Amendment No. 1 to include a discussion of weaknesses and challenges that the Company faces.

Risk Factors, page 9

9.	In the introductory paragraph, please remove any statement indicating that the risk factors listed below are not all-inclusive and that additional risks that you currently deem immaterial or risk factors discussed elsewhere in your prospectus could materially adversely affect your business. All material risks should be described in this section. If risks are not deemed material, they should not be referenced.

The Company has revised its disclosure in the introductory paragraph to the risk factors on page 8 of Amendment No. 1 to remove such statements.

We are substantially dependent…page 13

10.	Please include a cross reference to your “Sourcing and Distribution” section on page 53 for further information on your third-party service provider.

The Company has revised its disclosure on page 12 of Amendment No. 1 to include a cross reference to the “Business — Sourcing and Distribution” section.

The loss of key employees could negatively affect our business, page 14

11.	Please identify the key employees that you refer to in this risk factor or include a cross reference to and provide such information in an appropriate section of your prospectus.

The Company has revised its disclosure on page 13 of Amendment No. 1 to identify the key employees referred to in such risk factor.

Future sales…page 17

12.	In the second and third paragraphs, please revise to discuss the material terms and/or conditions and delete references to “certain conditions” or “certain exceptions.” References of this type are not informative to persons unfamiliar with the described transaction. This comment applies to similar descriptions throughout your document.

The Company has revised its disclosure on pages 84, 85, 93 and 94 of Amendment No. 1 to discuss the material terms and conditions of the registration rights agreement and the lock-up agreements. The Company has also revised its disclosure on page 16 of Amendment No. 1 to delete references to “certain conditions” and “certain exceptions” and to include cross references to the appropriate sections in the prospectus for further information on conditions to exercising registration rights and exceptions to the lock-up agreements.

Capitalization, page 25

13.	Please revise the table to show “actual” and “as adjusted” capitalization together with footnotes that explain the adjustments to derive “as adjusted” amounts. The adjustments to derive “as adjusted” amounts should also reflect dividends expected to be paid as a final distribution resulting from the termination of your S-corporation status. In addition, please revise to show the components of stockholders’ equity and include an adjustment to show undistributed S-corporation earnings, if any, as additional paid in capital in the “as adjusted” amounts. Please refer to ASC 505-10-S99-3 and ASC 855-10-S99-1.

The Company has revised its disclosure on page 24 of Amendment No. 1 to provide “actual” and “as adjusted” capitalization as of the end of the Company’s most recent fiscal quarter. The Company has also provided an explanation for the adjustments to derive “as adjusted” amounts and has revised the table to disclose the components of stockholders’ equity. The adjustments to derive “as adjusted” amounts reflect payments in April 2010 of dividends reflecting earnings and cash flow for the quarter ended March 28, 2010, which consisted of both a distribution to enable our stockholders to pay their tax obligations in respect of these earnings and a distribution of cash flow subject to the limitations in our revolving credit facility. The adjustments also reflect the reclassification of S-corporation undistributed earnings from retained earnings to additional paid-in capital. The Company respectfully submits that the “as adjusted” capitalization as of March 28, 2010, should not reflect dividends to be paid with respect to the Company’s earnings and cash flow for any periods or partial periods subsequent thereto.

Selected Financial Data, page 26

14.	Please include income per common share and dividends declared per common share as required by Item 301 of Regulation S-K.

The Company has revised its disclosure on page 25 of Amendment No. 1 to include net income per common share and dividends declared per common share line items in the Statement of Income Data table with the amounts blank. The Company confirms that it will include the omitted data, adjusted for the Company’s stock split, in a future pre-effective amendment once the Company has effected its stock split. The Company respectfully submits to the Staff that per share data unadjusted for the stock split would not be meaningful to investors, and could potentially be confusing and misleading, because the Company will have a substantially higher number of shares of common stock outstanding once the stock split has been effected.

Management’s Discussion and Analysis of Financial Condition and Results…page 28

15.

We note your general discussion about certain factors and trends that may affect your Sales and Comparable Store Sales. Please expand this section to discuss, or discuss in another section of your Management’s Discussion & Analysis section, whether any of these factors and trends have or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note your disclosure on page 29 that a number of factors including economic conditions, the level of disposable consumer income, consumer debt, interest rates and consumer confidence influence your sales. Please discuss how the current economic environment has actually affected your business, results of operations and prospects for future growth and disclose any actions you intend to take to mitigate any impact. Please refer to Item 303 of Regulation S-K and Release No. 33-8350. Please address the above-example, but realize that this is only one example and not an exhaustive list of the revisions you should make.

The Company has expanded its disclosure on pages 28, 30 and 36 of Amendment No. 1 to disclose the effects that recent economic conditions have had on the Company’s sales, comparable store sales and liquidity, as well as the actions the Company took in response to those economic conditions. In addition, the Company has expanded its disclosure on page 30 of Amendment No. 1 to disclose that the Company’s growth, in the face of difficult economic conditions, allowed it to improve its gross margin rate.

The Company informs the Staff that, other than as disclosed in Amendment No. 1, it does not believe that any of the factors or trends that affect the Company’s sales and comparable store sales have had, or are reasonably likely to have, a material impact on the Company’s financial condition, operating performance, revenues or income, or result in any material decrease or increase in the Company’s liquidity. The Company further informs the Staff that it does not believe that current economic conditions have affected the Company’s prospects for future growth.

Results of Operations, page 31

16.	Please quantify in dollars the effect of changes in sales attributable to non-comparable stores and comparable stores in your discussion and analysis of sales on pages 33 and 34. In addition, please quantify the decrease in the number of customer transactions and the average customer transaction size for each period presented.

The Company has revised its disclosure on pages 33 through 35 of Amendment No. 1 to quantify in dollars the effect of changes in sales attributable to non-comparable stores and comparable stores and to quantify the decrease in the number of customer transactions and the average customer transaction size for each period presented.

17.	In circumstances where you describe more than one reason for a significant change in gross profit and/or expenses between periods, please quantify the incremental impact of each factor on the overall change. For example, you should quantify the impact of:

•	higher or lower product costs and changes in supplies, store occupancy and utilities costs and distribution costs in your discussions and analysis of gross profit; and

•

changes in compensation costs and store-level labor expense, broad-based cost savings measures and the write-offs related to unamortized leasehold improvements and equipment dispositions in connection with relocated stores in your discussions and analysis of selling, general and administrative expenses.

The Company has revised its disclosure on pages 33 through 36 of Amendment No. 1 to quantify, where possible, the incremental impact of certain factors on the overall change. There are, however, a number of factors that, while clearly contributing to the overall change and therefore warranting disclosure, cannot be quantified by the Company with any precision. For example, while the Company successfully implemented broad-based cost savings measures in 2009, it cannot accurately quantify the contribution of such measures to the overall reduction in selling, general and administrative expenses as a percentage of sales. In addition, the Company cannot accurately quantify the effect refining labor scheduling had on its store-level labor expense because it is impossible to precisely determine how much of the reduction was the result of specific schedule refinements undertaken by the Company and how much of the reduction was the result of other factors (such as changes to merchandising programs and changing customer preferences) both within and outside of the Company’s control. Other examples where quantification is not possible include the incremental impact on gross profit from higher or lower product costs, changes in supplies, store occupancy and utilities costs and changes in distribution costs. Although each of these factors represented identifiable trends in the business during the periods cited in the disclosure, the Company does not “track” such factors in a manner that enables it to quantify the incremental impact on the overall change with accuracy.

Liquidity and Capital Resources, page 35

Investing Activities, page 36

18.	Please include a discussion of proceeds from sale of property and equipment for the earliest year reported.

The Company has revised its disclosure on page 38 of Amendment No. 1 to include a discussion of proceeds from sale of property and equipment for the year ended December 31, 2007.

Financing Activities, page 37

19.	We note the increased use of your revolving credit note in 2009. Please briefly describe in this section the reasons behind your increased use of your credit note.

The Company has revised its disclosure on page 39 of Amendment No. 1 to describe the reasons behind the Company’s increased use of its revolving credit facility.

Contractual Obligations, page 38

20.	If material, please quantify common area maintenance charges, insurance and taxes excluded from operating lease obligations in footnote (3) to the table. Please refer to Item 303(a)(5) of Regulation S-K.

The Company has revised its disclosure on page 41 of Amendment No. 1 to quantify common area maintenance charges, insurance and taxes excluded from operating lease obligations.

Changes in and Disagreements with Accountants on Accounting…page 39

21.	Please disclose the date Grant Thornton was actually dismissed and the date Ernst & Young LLP was actually engaged. Please refer to paragraphs (a)(1)(i) and (a)(2) of Item 304 of Regulation S-K.

The Company has revised its disclosure on page 41 of Amendment No. 1 to disclose the date Grant Thornton was actually dismissed and the date Ernst & Young LLP was actually engaged.

22.	Please revise your disclosure in the second paragraph to clarify, if true, that there were no disagreements with Grant Thornton during the two most recent fiscal years and any subsequent interim period preceding the firm’s dismissal. Otherwise, disclose any disagreements that occurred during any subsequent interim period preceding the dismissal of Grant Thornton. Similarly revise your disclosure regarding reportable events in the last sentence of the paragraph. Please refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

The Company has revised its disclosure on page 41 of Amendment No. 1 to clarify that there were no disagreements with Grant Thornton during the two most recent fiscal years and the subsequent interim period preceding the firm’s dismissal and that there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K during the two most recent fiscal years and the subsequent interim period preceding the firm’s dismissal other than those disclosed on page 41 of Amendment No. 1.

23.	Please disclose whether the audit or similar committee of the board of directors, or the board of directors, discussed the material weaknesses in your internal control over financial reporting with Grant Thornton. Please also disclose whether you authorized Grant Thornton to respond fully to the inquiries of Ernst & Young LLP concerning the material weaknesses and, if not, describe the nature of any limitation thereon and the reasons therefore. Please refer to paragraph (a)(1)(v) of Regulation S-K.

The Company has revised its disclosure on page 41 of Amendment No. 1 to disclose that the Company’s board of directors discussed the subject matter of the material weaknesses with Grant Thornton and that the Company authorized Grant Thornton to respond fully to any inquiries of Ernst & Young regarding such material weaknesses.

Critical Accounting Policies, page 40

Share-based Compensation, page 43

24.	Please tell us whether the valuation used to update the fair value of options granted subsequent to the initial grant and at the end of the reporting period was contemporaneous or retrospective and whether it was performed by an unrelated third party. In addition, since the valuation used to determine the fair value of options at the initial grant date was not contemporaneous, please provide the following additional disclosures:

•	A more detailed discussion of the significant factors, assumptions and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of grant and end of the reporting period and the estimated IPO price;

•	If applicable, the reason management chose not to obtain a contemporaneous valuation at each grant date and at the end of the reporting period by an unrelated valuation specialist.

The Company informs the Staff that the valuation used to update the fair value of options granted subsequent to the initial grant and at the end of the reporting period was retrospective and was performed by the Company with input from investment advisors. The Company has revised its disclosure on pages 45 through 46 of Amendment No. 1 to clarify this information.

With respect to the Staff’s comments in the first and third bullets of Comment No. 24, the Company has revised its disclosure on pages 45 and 46 of Amendment No. 1 to include a more detailed discussion of the significant factors, assumptions and methodologies used in determining fair value of options at the initial grant date, and the reason management chose not to obtain a contemporaneous valuation at each grant date and at the end of the reporting period by an unrelated valuation specialist.

With respect to the Staff’s comment in the second bullet of Comment No. 24, the Company has revised its disclosure on page 46 of Amendment No. 1 to include a discussion of each significant factor contributing to the difference between the fair value as of the date of grant and end of the reporting period. The Company respectfully advises the Staff that the Company has not finalized the bona fide price range of the offered common stock. The Company will update its disclosure in a future pre-effective amendment once the bona fide price range has been established.

25.	Please tell us the factors you considered in determining the size of the marketability discount, including company-specific, industry-related and economy-related factors. Please also explain to us how you assessed the probability of a triggering event and why you believe that the marketability discount is reasonable under the circumstances.

The Company informs the Staff that the Company’s awards are unusual in that they vest upon either the completion of service for a 10 year period (service condition) or the completion of certain liquidity events, including an initial public offering (performance condition). While ASC 718 does not specifically provide an example and related accounting treatment of awards that vest under either a service condition or a performance condition such as these awards, it does provide clarity on when to recognize an award that has a performance condition only and indicates that the award should be expensed when the performance condition is probable of achievement. Due to the current volatility of US market conditions, and the continuing possibility that the registration statement could be withdrawn (particularly in light of uncertain market conditions since the economic crisis), the Company does not believe the liquidity event (performance condition) is probable. The Company believes this complies with ASC 718’s probability guidance along with the approach established in ASC 805-20-55-51, which dictates that costs contingent upon liquidity events should not be recognized until the liquidity event (such as a business combination, transaction, etc.) occurs. As a result, the Company used the service condition to determine the method in which compensation costs would be recognized for these awards. Therefore, until this offering or another liquidity event occurs, the Company is recognizing the compensation cost over the 10 year vesting period based on the value of the awards under a private company scenario. Because these awards are accounted for under liability accounting, upon the consummation of this offering, all outstanding awards will vest and the entire value of the awards, measured at the initial public offering price (with no marketability discount) less the strike price, less compensation expense recognized in prior periods, will be recognized as compensation expense at that time.

The Company further informs the Staff that for the purposes of calculating the option fair value to be recorded as compensation expense in the Company’s financial statements over the 10 year service period, a discount for lack of marketability of 60% was applied to the estimated enterprise value to arrive at the discounted enterprise value. In determining the size of the marketability discount, the Company engaged an unrelated third-party specialist to perform the calculation at each grant date. The unrelated specialist used the Finnerty Model to calculate the discount. A Finnerty Model assumes that an investor in restricted stock can purchase an average-strike put option on an equal number of shares with a time to expiration that matches the restriction period. The Finnerty discount model incorporates several variables including volatility, length of restriction, dividend rate and the risk-free interest rate. The Company-specific assumptions in the model used for the July grants include a 10 year time to liquidity, consistent with the service condition, a 4.09% risk free interest rate based on the yield of U.S. Treasury STRIPS, the term of which is consistent with the 10 year service term, and an estimated volatility of 40% using historical volatility for an industry peer group deemed similar to the Company. These assumptions resulted in a marketability discount of 60%. The Company-specific assumptions in the model used for the December grants were consistent with the assumptions used for the July grants and also resulted in a marketability discount of 60%.

Business, page 45

Our Growth Strategy, page 47

Increase our highly-attractive operating margins, page 48

26.	Please provide us the basis for your belief that you have “highly-attractive operating margins.”

The Company informs the Staff that the basis for its belief that it has “highly-attractive operating margins” is the fact that the Company’s operating margins compare very favorably to the operating margins of other companies in the food retail industry, based upon publicly available financial information of such other companies. Annex A to the By-Hand copy of this letter provides relevant data to support this statement.

27.	Please provide us the basis for your belief that you have the opportunity to pursue new pricing and promotional strategies that will improve your margins.

The Company informs the Staff that it has not historically implemented a zone pricing strategy, which is a strategy commonly used in the food retail industry, whereby prices are set to reflect local cost relationships. Zone pricing allows retailers, when determining prices, to account for higher cost structures and/or regional product preferences and consumer purchasing trends, providing an opportunity for improved margins. The Company already has the technological capabilities to implement a zone pricing strategy and with the proper investment in human resources, believes that it would be able to pursue such a strategy. Likewise, the Company informs the Staff that it has not historically implemented any promotional pricing or sales maximization strategies, which are also commonly used in the food retail industry, whereby promotional pricing and promoted item selections may be adjusted in order to improve margins. With the targeted investment in technology, human resources and studies to determine appropriate promotional pricing levels and promoted products, the Company believes that it would be able to pursue such promotional pricing or sales maximization strategies.

The Company further informs the Staff that disclosure of the details of the Company’s consideration of a zone pricing strategy and promotional pricing and sales strategies would hinder the Company’s ability to compete in the competitive food retail industry and that the Company believes such details are not material to investors.

Industry Overview and Trends, page 48

28.	We note that you reference several reports by various entities throughout this section. Please provide copies of these documents to us, appropriately marked and dated, to highlight the information relied upon and cross referenced to your prospectus. Further, please tell us whether these reports and articles are publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources. We may have further comments once we examine your response, your revisions, and the marked sources you provide us.

The Company is submitting to the Staff supplementally as Annex B to the By-Hand copy of this letter, copies of the referenced reports, marked and dated to highlight the information relied upon and cross referenced to the prospectus. The Company informs the Staff that none of the reports or articles referenced in this section was commissioned by the Company, and that each is publicly available at a nominal expense except for the McKinsey study, “Serving Aging Baby Boomers,” which is publicly available without cost and the Nielsen report, “Mining the Generation Gaps,” which is available through a paid subscription with The Nielsen Company.

Employees, page 56

29.	Please indicate the number of full and part-time employees you employ.

The Company has revised its disclosure on page 60 of Amendment No. 1 to provide the number of its full and part-time employees.

Management, page 58

Board of Directors, page 59

Board Composition, page 59

30.	Please identify and provide the information required by Item 401 of Regulation S-K for the persons you intend to have on the board upon completion of this offering.

The Company informs the Staff that it is in the process of identifying the persons the Company intends to add to the board upon completion of the offering and confirms that it will provide the information required by Item 401 of Regulation S-K for such persons in a future pre-effective amendment when such information is available.

Compensation Discussion and Analysis, page 63

How have compensation decisions historically been made, and how…page 63

31.	We note that you have recently implemented a non-qualified deferred compensation plan. Please describe the material aspects of this plan.

The Company has revised its disclosure on page 70 of Amendment No. 1 to include a description of the material aspects of the nonqualified deferred compensation plan.

How were base salaries determined?, page 64

32.	We note that Messrs. Carlock Jones and Kelley received salary increases as a result of job promotions. Please briefly describe these job promotions and disclose the amount their salary increased as a result of their promotions.

The Company has revised its disclosure on page 68 of Amendment No. 1 to describe the job promotions of Messrs. Carlock, Jones and Kelley and to disclose the respective amounts of their salary increases as a result of their promotions.

33.	You state that Mr. Crane received a modest salary increase in recognition of improved company performance. Briefly describe what you mean by “improved company performance.”

The Company has revised its disclosure on page 68 of Amendment No. 1 to replace the phrase “improved company performance” with more descriptive language.

How was annual bonus compensation determined?, page 64

34.	Please expand this section to discuss the individual and company performance factors that the board of directors took into consideration when awarding annual bonus compensation. Also, we note the use of the word “among other factors.” Please confirm, if true, that your use of this phrase is intended to convey that other factors were considered that, relatively speaking, were immaterial and that you have otherwise disclosed the material factors the board of directors considered in awarding bonuses. Alternatively, revise to remove this phrase and discuss all material factors.

The Company has revised its disclosure on page 69 of Amendment No. 1 to remove the words “among other factors” and to clarify that although the board of directors considered individual and Company performance, its determination was entirely subjective. The Company also directs the Staff’s attention to the disclosure that immediately follows on page 69 of Amendment No. 1, which states that a principal consideration in the board of directors’s decision to award discretionary bonuses to Messrs. Carlock, Crane and Kelley was the Company’s cash flow and a principal consideration in the board of directors’s decision to award discretionary bonuses to Ms. Klinger and Mr. Jones was annual growth in EBITDA.

35.	Please disclose why you awarded an additional $711,140 discretionary bonus to Mr. Crane in lieu of certain stock options including the manner in which the decision was made to issue the payment versus the stock options. Please confirm if the “certain stock options” you are referring to are the same stock options awarded to other officers by Mr. Ray Berry. If not, please describe the basis for awarding Mr. Crane these stock options.

The Company has revised its disclosure on page 69 of Amendment No. 1 to provide information about the Company’s reason for awarding an additional $730,183 discretionary bonus to Mr. Crane in lieu of certain stock options, including the manner in which the decision was made to issue the payment versus the stock options. The Company confirms that the “certain stock options” are the same stock options awarded to other officers by Mr. Ray Berry.

What types of long-term compensation did the named executive officers…page 65

36.	Please describe in greater detail your Shadow Equity Bonus Awards program. In this regard, please discuss when an officer makes the election to choose between an immediate cash award or receives a Shadow Equity Bonus Award and how the cash award differs from award a Shadow Equity Bonus Award. Also, please describe how the Shadow Equity Bonus base amount is set.

The Company has revised its disclosure on page 69 of Amendment No. 1 to describe how the Shadow Equity Bonus base amount is set and to provide more detail on the Shadow Equity Bonus awards program, including a discussion of the timing of an officer’s election of an immediate cash award or a Shadow Equity Bonus award and how the cash award differs from a Shadow Equity Bonus award.

Did the named executive officers participate in a severance plan?, page 66

37.	Please clarify whether they will participate in such a plan subsequent to this offering. If so, please discuss the terms and file the plan as an exhibit to this registration statement. Please also clarify similarly your employment agreement and change of control question on this page.

The Company has revised its disclosure on pages 70 through 71 of Amendment No. 1 to clarify that it has not yet decided whether to enter into employment agreements with any named executive officers, other than Ms. Klinger, or whether the Company will establish any severance plans or change-in-control plans. The Company further confirms that it will revise the disclosure as appropriate in a future pre-effective amendment to clarify whether any named executive officers will be party to any such employment agreement or participate in any such plan (and, if so, will describe any such agreement and plan and will file such agreement and plan as an exhibit to a future pre-effective amendment).

Revolving Loans, page 72

38.	In the second paragraph, please indicate whether any indebtedness was outstanding since December 31, 2008. If so, provide similar information as that provided in the first paragraph of this section. In this regard, please reconcile the information with Note 14 of the financial statements.

The Company has revised its disclosure on page 84 of Amendment No. 1 to disclose that the Company has not borrowed any amounts under the subordinated revolving loan facility since December 31, 2008.

Description of Capital Stock, page 76

Common Stock, page 76

39.	On page 76 you state that your outstanding shares of common stock are validly issued, fully paid and non-assessable. This is a legal conclusion that only a registrant’s counsel may make. Please revise to clarify, if true, that this is counsel’s conclusion. You should also identify counsel and refer readers to the legality opinion.

The Company has revised its disclosure on page 88 of Amendment No. 1 to delete the sentence stating that all of the Company’s outstanding shares of common stock are validly issued, fully paid and non-assessable. As further discussed in the Company’s response to the Staff’s Comment No. 50 below, the Company is submitting to the Staff supplementally as Annex C to the By-Hand copy of this letter, a draft of the legal opinion for the Staff’s review.

Blank Check Preferred Stock, page 76

40.	We note your statement that “[t]he issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things. . ..” Please confirm, if true, that your use of “among other things” is meant to convey that, relatively speaking, the rights of common stockholder that may be affected and not discussed are immaterial and that you have otherwise disclosed the material rights of common stockholders that may be affected. Alternatively, revise to remove this phrase and discuss all material rights that may be affected.

The Company has revised its disclosure on page 88 of Amendment No. 1 to remove the phrase “among other things”.

Revolving Credit Facility, page 80

41.	Please indicate the interest rate for the outstanding borrowings in the last paragraph.

The Company has revised its disclosure on page 92 of Amendment No. 1 to indicate the interest rate for outstanding borrowings under the Company’s revolving credit facility.

Underwriting, page 86

42.	Please revise your underwriting discounts table to disclose the total amount of discount to be paid for each security and in total. Please refer to Item 508(e) of Regulation S-K.

The Company has revised its disclosure on page 98 of Amendment No. 1 to clarify its disclosure of the total amount of discount to be paid for each security and in total.

43.	We note your statement on page 86 that underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. Please identify which principal underwriters intend to sell to accounts over which it exercises discretionary authority. Please refer to Item 508(j) of Regulation S-K.

The Company has revised its disclosure on page 99 of Amendment No. 1 to clarify its understanding that the underwriters do not intend to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority and that the underwriters do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customers of such accounts.

Financial Statements

44.	Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective or expected mailing date. Please refer to Rule 3-12 of Regulation S-X.

The Company has updated the financial statements by adding financial statements for the quarter ended March 28, 2010.

Report of Independent Registered Public Accounting Firm, page F-3

45.	Please tell us why the report refers to a balance sheet which is not included in the financial statements.

The Company informs the Staff that is has received a revised report from Grant Thornton LLP and has accordingly revised the disclosure on page F-3 of Amendment No. 1 to remove the reference to the balance sheet as of December 31, 2007.

Balance Sheets, page F-4

46.	Please revise the pro forma presentation to include dividends expected to be paid as a final distribution resulting from the termination of your S-corporation status and an adjustment to show undistributed S-corporation earnings, if any, as additional paid in capital. Please refer to ASC 505-10-S99-3 and ASC 855-10-S99-1.

The Company has revised its disclosure on pages F-4 and F-8 of Amendment No. 1 to remove the pro forma presentation information from the balance sheet as of December 31, 2009. The Company has included disclosure of pro forma presentation information on pages F-23 and F-27 for the balance sheet as of March 28, 2010. The Company informs the Staff that, as discussed in Note 1 to the unaudited financial statements, the pro forma presentation includes an adjustment to reflect payments in

April 2010 of dividends reflecting earnings and cash flow for the quarter ended March 28, 2010, which consisted of both a distribution to enable our stockholders to pay their tax obligations in respect of these earnings and a distribution of cash flow subject to the limitations in our revolving credit facility. The adjustments also reflect the reclassification of S-corporation undistributed earnings from retained earnings to additional paid-in capital. The Company respectfully submits that the “as adjusted” capitalization as of March 28, 2010, should not reflect dividends to be paid with respect to the Company’s earnings and cash flow for any periods or partial periods subsequent thereto.

Note 3. Long-Term Debt, page F-14

47.	Please describe restrictions on the payment of dividends contained in the covenants of the revolving credit agreement, and the amount of retained earnings or net income restricted or free of restriction as of the most recent audited balance sheet date. Please refer to ASC 235-10-S99-1(e).

The Company has revised its disclosure on page F-15 of Amendment No. 1 to describe the restrictions on the payment of dividends contained in the covenants of the Company’s revolving credit agreement, and the amount of additional dividends that would have been payable, free of restriction, as of December 31, 2009, the most recent audited balance sheet date.

Note 8. Employee Benefits, page F-18

Shadow Equity Bonus Plan, page F-18

48.	Please tell us how you accounted for the retention bonus awards and related termination and the basis in GAAP for your accounting treatment. Please also tell us the terms of the terminations of the retention bonus awards and shadow equity bonus awards and whether you recognized any net expense related to terminated bonus awards.

The Company informs the Staff that it sponsors a Shadow Equity Bonus (“SEB”) Plan under which variable bonus awards are granted to certain key employees. The Company records compensation expense related to this plan ratably over the vesting period.

In 2008, the Company determined that the SEB Plan awards for certain individuals would be cancelled and a new plan would be developed. The new plan (the “Retention Bonus Agreement”) was formalized and executed on January 31, 2008. The purpose of the Retention Bonus Agreement was to incentivize these individuals to help achieve maximum sales value and to remain with the Company through the completion of a potential sale of the Company. While the original SEB Plan for these individuals was effectively terminated, the majority of the terms and conditions remained (such as the Base Bonus) and there was a modification to further increase the bonus amount based on the future sales price of the Company in connection with the new Retention Bonus Agreements entered into in conjunction with the termination of the SEB Plan awards.

Based on the guidance in the FASB Accounting Standards Codification 718, the Retention Bonus Agreement was effectively a modification of the SEB Plan. While the SEB Plan was terminated, the majority of the terms and conditions remained and there was a modification to further entice the holders based on future sale price of the Company. Based on the modification guidance, the accrual for the SEB Plan for these individuals was not reversed when the Retention Bonus Agreements were executed on January 31, 2008.

On July 15, 2008, the Company executed a Termination of Retention Bonus Agreement (the Termination Agreement) as the potential sale referred to above did not occur and no similar transactions were anticipated. The Termination Agreement effectively terminated the Retention Bonus Agreements and all prior associated agreements. The individuals who entered into the Termination Agreement were not provided any other benefits in exchange for the termination of the Retention Bonus Agreement or their previous termination of the SEB Plan awards.

Accordingly, the July 2008 Termination Agreements terminated the liability for these individuals as no other agreements were discussed and/or executed. As a result of the termination of these liabilities, the Company reversed compensation expense of approximately $2,749,000 in 2008 that was accrued in prior years for these individuals and no other expenses were required to be recognized.

Note 9. Share-based Compensation, page F-19

49.	Please provide the following additional disclosures:

•	For each grant date, the per-share fair value of your common stock and the intrinsic value, if any per option;

•	The intrinsic value of outstanding options at the most recent balance sheet date;

•	Whether the valuation used to determine the fair value of options on each grant date and as of the most recent balance sheet date was contemporaneous or retrospective; and

•	If the valuation was performed by a related party, please disclose that fact.

The Company has revised its disclosure on pages F-19 through F-20 of Amendment No. 1 to provide information on (i) the per-share fair value of the Company’s common stock and the intrinsic value, if any, per option, for each grant date; (ii) the intrinsic value of outstanding options at the most recent balance sheet date; (iii) whether the valuation used to determine the fair value of options on each grant date and as of the most recent balance sheet date was contemporaneous or retrospective; and (iv) whether the valuation was performed by a related party.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

(a) Exhibits, page II-2

50.	Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

The Company informs the Staff that it has filed all currently available exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K and confirms that it will file all remaining exhibits as soon as practicable in a future pre-effective amendment. The Company will provide the Staff sufficient time to review the exhibits before the Company requests that the Registration Statement become effective. The Company is submitting to the Staff supplementally as Annex C to the By-Hand copy of this letter, a draft of the legal opinion for the Staff’s review.

51.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See
Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided schedules and/or exhibits to the following material agreements Exhibit 10.2 — Credit Agreement, dated as of February 27, 2007. While
Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

The Company has re-filed with Amendment No. 1 a complete copy of Exhibit 10.2, including all exhibits, schedules and attachments. The Company confirms that, for any remaining agreements to be filed pursuant to Item 601(b)(10) of Regulation S-K in a future pre-effective amendment, such agreements will be filed as complete agreements.

Item 17. Undertakings, page II-3

52.	The undertakings required by Item 512(a)(6) of Regulation S-K apply to primary offerings of securities and are not limited to offerings made pursuant to Rule 415 under the Securities Act of 1933. Please see Rule 430C(d) of Regulation C and Securities Act Rules, Compliance and Disclosure Interpretation, Section 229. Rule 430C — Prospectus in a Registration Statement Pertaining to an Offering Other Than Pursuant to Rule 430A or Rule 430B After the Effective Date, Question 229.01, available on our website at www.sec.gov; and the discussion at Section IV.B of Securities Offering Reform, Release No. 33-8591 (July 19, 2005). Please revise your filing to include those undertakings.

The Company respectfully submits that the undertaking set forth in Item 512(a)(6) of Regulation S-K applies only to prospectuses used in primary offerings of securities. The discussion at Section IV.B of Securities Offering Reform, Release No. 33-8591 (July 19, 2005) confirms this analysis, as indicated by footnote 423 thereto, which states that “[the Commission is] not addressing the status of the issuer as a seller in a registered offering of transactions by selling security holders only.”

Please contact the undersigned at (212) 474-1024, or, in my absence, Keith Hallam at (212) 474-1458, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella
Craig F. Arcella

Mr. H. Christopher Owings

      Assistant Director

          U.S. Securities and Exchange Commission

              Division of Corporation Finance

                  100 F Street, N.E.

                      Washington, D.C. 20549

BY FED EX

Copy with enclosures to:

Mr. Robert W. Errett

      Staff Attorney

          U.S. Securities and Exchange Commission

              Division of Corporation Finance

                  100 F Street, N.E.

                      Washington, D.C. 20549

BY FED EX

Ms. Lisa Klinger

      The Fresh Market, Inc.

          628 Green Valley Road, Suite 500

              Greensboro, NC 27408

BY FED EX